Exhibit 99.1

Aeterna Zentaris and Ceapro Announce Merger of Equals to Create a Diversified Biopharmaceutical Company

TORONTO and EDMONTON, December 14, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna”) and Ceapro Inc. (TSXV: CZO) (OTCQX: CRPOF) (“Ceapro”), two innovative biopharmaceutical development companies, today announced that they have entered into a definitive agreement to combine operations in an all-stock merger of equals transaction (the “Transaction”). The combined company is expected to be listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”), subject to the receipt of all necessary approvals. A new name for the combined company will be announced in the coming weeks and the Transaction is expected to close in the first quarter of 2024.

The combination is attractive for shareholders of both companies, as it is expected to create a long-term sustainable business, which is optimally positioned to deliver value as the biopharma sector recovers from its current levels.

Key attributes of the combined company include:

●	Recurring revenue to support business expansion. The combined company will benefit from ongoing revenue from existing Ceapro products – which provide near-term revenue owing to the streamlined development and commercialization opportunities in the cosmeceutical and nutraceutical space – along with license revenue from the partnering of Aeterna’s pharmaceutical products, including Macrilen®/Ghryvelin®, which have the potential to create long-term value for investors. These revenue streams will be used to support the development of high potential-return products and represent a more diversified value proposition for investors.

●	Diversified commercial and development product pipeline. The combined company will have a stronghold in the active ingredients market and value-driving cosmeceutical products (i.e. oat beta glucan and avenanthramides, which are found in leading skincare product brands including Aveeno, Jergens, Neutrogena, Lubriderm and other leading brand names) and nutraceuticals. It will also benefit from a robust pipeline of innovative products in development.

●	Dual-listing expected to improve trading volume and capital market profile. Shareholders of each company will share in future value creation, with existing securityholders of Aeterna and Ceapro to each own 50% of the combined company, respectively (assuming the exercise of all Transaction Warrants (as defined below)). The anticipated dual Nasdaq and TSX listing is expected to provide additional volume and an improved capital market profile for the combined company.

●	Strengthened combined balance sheet. The combined company will be well-capitalized to support ongoing commercial operations while strategically investing in product research and development to advance differentiated, innovative products.

●	Operational synergies and leadership. The combined company will benefit from established pharmaceutical research and development capabilities and infrastructure to support development activities and draw on existing executives to form the new management team.

“Aeterna’s board of directors conducted a fulsome review of strategic alternatives to maximize value for shareholders and, following extensive discussions, believes the transaction announced today presents a compelling upside opportunity for investors in both companies,” said Carolyn Egbert, Chair of Aeterna. “Ceapro has well-established and growing commercial operations, with potential value-creating pipeline opportunities in large and growing cosmetic and consumer health markets. We believe that the new company will have the capital resources to support this ongoing growth, in addition to continuing to maximize the value of Aeterna’s existing assets, including Macimorelin.”

“We are thrilled with this exciting transaction to merge with Aeterna and combine two complementary companies and teams, in support of our plan to drive significant growth,” said Ronnie Miller, Chairman of Ceapro. “After careful consideration, we believe this transaction is the best way forward for Ceapro and our valued shareholders.”

Gilles Gagnon, Chief Executive Officer of Ceapro, added: “The transaction provides us with the additional capital and internal capabilities to fully support near-term revenue generating cosmeceutical and nutraceutical product development programs, while achieving Ceapro’s previously stated objective of expanding further into the pharmaceutical space, which we will be able to do via the exciting projects Aeterna has been developing, even as we seek to extract additional value from Ceapro’s core technologies. This is an exciting day for stakeholders of both companies who share a bright future together.”

Board of Directors’ Recommendations

Aeterna’s board of directors (the “Aeterna Board”) appointed a strategic committee of independent directors to, among other matters, consider strategic alternatives for Aeterna, including reviewing and considering the Transaction, and to provide the Aeterna Board with advice and recommendations with respect to the Transaction. Based on the unanimous recommendation of the Aeterna strategic committee and after consultation with its outside financial and legal advisors, the Aeterna Board, with Gilles Gagnon declaring his conflict of interest as a director and the Chief Executive Officer of Ceapro and therefore abstaining from voting, unanimously approved the Transaction. The Aeterna Board recommends that Aeterna shareholders vote in favour of the Transaction.

Raymond James has provided an opinion to the Aeterna Board to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the Transaction is fair, from a financial point of view, to Aeterna’s shareholders.

Ceapro’s board of directors (the “Ceapro Board”) appointed a special committee of independent directors to, among other matters, consider strategic alternatives for Ceapro, including reviewing and considering the Transaction, and to provide the Ceapro Board with advice and recommendations with respect to the Transaction. Based on the unanimous recommendation of the Ceapro special committee and after consultation with its outside financial and legal advisors, the Ceapro Board, with Gilles Gagnon declaring his conflict of interest as a director of Aeterna and therefore abstaining from voting, unanimously approved the Transaction. The Ceapro Board recommends that Ceapro shareholders and optionholders vote in favour of the Transaction.

Bloom Burton Securities Inc. has provided a fairness opinion to the Ceapro Board to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the Exchange Ratio (as defined below) is fair, from a financial point of view, to the Ceapro shareholders and optionholders.

Transaction Details

The Transaction is structured as a merger of equals business combination. The terms of the Transaction are set out in a definitive arrangement agreement (the “Arrangement Agreement”) between Aeterna and Ceapro. The Transaction will be effected by way of a plan of arrangement in respect of Ceapro under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Ceapro common share will be exchanged for 0.09439 of an Aeterna common share (the “Exchange Ratio”) with the result that Ceapro will become a wholly-owned subsidiary of Aeterna.

Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the Transaction, 0.47698 of a share purchase warrant (“Transaction Warrant”) for each Aeterna common share held as of such date. Each Transaction Warrant will have a term of three years and each whole Transaction Warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of US$0.01. Holders of Aeterna’s currently outstanding warrants will also be issued Transaction Warrants in accordance with the anti-dilution provisions of such warrants.

The Transaction Warrants will be issued to current Aeterna shareholders in order to reflect the difference between the market capitalizations of Ceapro and Aeterna as of the date of the Arrangement Agreement and to compensate Aeterna shareholders for the value of Aeterna’s cash position which is not fully reflected in Aeterna’s current market capitalization.

The Transaction also provides the outstanding options to acquire Ceapro common shares to be replaced by options (“Replacement Options”) allowing their holders to acquire common shares of Aeterna on similar terms, as adjusted by the Exchange Ratio.

Following the closing of the Transaction, the former shareholders of Ceapro will own 50% of Aeterna and the pre-Transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all Transaction Warrants.

The Transaction will require the approval of at least 66 2/3% of the votes cast by Ceapro shareholders and 66 2/3% of the votes cast by Ceapro shareholders and Ceapro optionholders, voting together as a single class, at a special meeting of Ceapro’s securityholders. The issuance of common shares, Transaction Warrants and Replacement Options by Aeterna under the Transaction is subject to the approval of a simple majority of the votes cast by Aeterna shareholders at a special meeting of Aeterna shareholders. Moreover, Aeterna shareholders will also be required to approve, by simple majority, the proposed changes to the Aeterna Board described below, as well as, by a majority of at least 66 2/3% of the votes cast by Aeterna shareholders, the proposed change of the name of Aeterna and the proposed consolidation of the Aeterna common shares described below.

The Transaction is also subject to closing conditions customary for transactions of this nature, including Alberta court approval and applicable stock exchange approvals. The Arrangement Agreement includes reciprocal non-solicitation provisions and a reciprocal termination fee of C$500,000 payable in certain circumstances.

Certain officers and directors of Ceapro have entered into lock-up agreements with Aeterna, agreeing to vote their Ceapro common shares and options in favour of the Transaction. Similarly, certain officers and directors of Aeterna have entered into lock-up agreements with Ceapro, agreeing to vote their Aeterna common shares in favour of the Transaction.

It is anticipated that both shareholder meetings and the closing of the Transaction will take place in the first quarter of 2024, subject to the satisfaction of the conditions of the Arrangement Agreement.

Following closing of the Transaction, it is expected that the shares of the combined company will continue to trade on the TSX and the Nasdaq, subject to approval or acceptance of each such exchange. As a wholly-owned subsidiary of Ceapro upon closing of the Transaction, Ceapro’s common shares will be de-listed from the TSX Venture Exchange following closing.

Leadership and Governance

Following the closing of the Transaction, the board of directors of the combined company will consist of eight directors, comprised of four independent directors from Ceapro, three independent directors from Aeterna and Gilles Gagnon, who currently serves on both boards.

Management of the combined operations will include executives from both Ceapro and Aeterna, with Ceapro’s current Chief Executive Officer, Gilles Gagnon, and Aeterna’s current Chief Financial Officer, Giuliano La Fratta, continuing to carry out their respective responsibilities following the closing of the Transaction.

Potential Share Consolidation

Aeterna’s listing on Nasdaq is a critical asset to Aeterna and its shareholders, as it provides access to a broad universe of potential investors, enhanced access to equity capital and trading liquidity. As such, Ceapro and Aeterna wish to ensure that their combined operations can continue to benefit from the Aeterna listing on Nasdaq after the closing of the Transaction.

To allow Aeterna to comply with Nasdaq’s standards regarding minimum share prices following the closing of the Transaction, Aeterna may be required to complete a consolidation (or reverse-split) of its common shares as part of the Transaction (the “Consolidation”). As a result, at the Aeterna special meeting of shareholders, Aeterna shareholders will be asked to approve a special resolution authorizing the Aeterna Board, at its discretion, to consolidate the Aeterna common shares at a ratio within the range of between three and four pre-Consolidation common shares for every one post-Consolidation common share. The Consolidation ratio may be adjusted by the parties in order to meet Nasdaq’s standards.

The Consolidation may also provide the potential benefits of enhancing the marketability of the common shares given that an increase in the price per common share could increase the interest of institutional and other investors with policies that prohibit them from purchasing shares below a minimum price, and reducing volatility as a result of small changes in the share price of the common shares.

Further Information

Aeterna and Ceapro will each file a material change report in respect of the Transaction in compliance with securities laws, as well as copies of the Arrangement Agreement and lock-up agreements, which will be available under Aeterna’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and under Ceapro’s profile on SEDAR+ at www.sedarplus.ca.

Full details of the Transaction will be included in management information circulars of Aeterna and Ceapro that are expected to be mailed to shareholders of each company on or around January 31, 2024.

The Aeterna common shares and Replacement Options to be issued pursuant to the Transaction have not been or will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and such securities are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable state securities laws. The Transaction Warrants are anticipated to be issued pursuant to a registration statement to be filed with and declared effective by the U.S. Securities and Exchange Commission under the U.S. Securities Act, which registration statement will be available under Aeterna’s EDGAR profile at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Advisors and Counsel

Aeterna has engaged Raymond James Ltd. as its financial advisor, Norton Rose Fulbright as its Canadian and U.S. legal advisor, FGS Longview as its communications advisor and Kingsdale Advisors as its proxy solicitor. Ceapro has engaged Bloom Burton Securities Inc. as its financial advisor, Blake, Cassels & Graydon LLP as its Canadian legal advisor, Troutman Pepper Hamilton Sanders LLP as its U.S. legal advisor, JTC Team as its communications advisor and Morrow Sodali as its proxy solicitor.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. Aeterna ‘s lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is also dedicated to the development of its therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). For more information, please visit www.zentaris.com and connect with Aeterna on LinkedIn and Facebook.

About Ceapro Inc.

Ceapro is a Canadian biotechnology company involved in the development of proprietary extraction technology and the application of this technology to the production of extracts and “active ingredients” from oats and other renewable plant resources.

Ceapro adds further value to its extracts by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. Ceapro has a broad range of expertise in natural product chemistry, microbiology, biochemistry, immunology and process engineering. These skills merge in the fields of active ingredients, biopharmaceuticals and drug-delivery solutions. For more information on Ceapro, please visit Ceapro’s website at www.ceapro.com.

Forward-Looking Statements

The information in this news release has been prepared as at December 14, 2023. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this press release, words such as “anticipate”, “assume”, “believe”, “continue”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “indicate”, “intend”, “likely”, “maintain”, “may”, “objective”, “outlook”, “plan”, “potential”, “project”, “seek”, “strategy”, “synergies”, “view”, “will”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements in this news release include, but are not limited to statements and comments relating to: the rationale of Aeterna’s and Ceapro’s boards and their respective strategic and special committees for entering into the Arrangement Agreement; the expected outcomes of the Transaction, including the combined company’s assets, cost structure, financial position, cash flows and growth prospects; the anticipated benefits and synergies of the combined operations; the ability of Aeterna and Ceapro to complete the Transaction on the terms described herein, or at all; the anticipated timeline for the completion of the Transaction; the anticipated de-listing of the Ceapro common shares from the TSX-V; and receipt of regulatory, stock exchange and shareholder approvals (including approval of the continued listing of Aeterna’s common shares on Nasdaq and the TSX).

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Aeterna and Ceapro as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Aeterna and Ceapro to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, with respect to, among other matters: Aeterna’s and Ceapro’s present and future business strategies; operations performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined operations will operate in the future; anticipated capital and operating costs; and the availability and timing of required stock exchange, regulatory, shareholder and other approvals for the completion of the Transaction.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the ability to consummate the Transaction; the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms in the time assumed; the ability to obtain necessary stock exchange, regulatory or other approvals in the time assumed; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the combined company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; significant Transaction costs or unknown liabilities; the potential payment of a termination fee by either Ceapro or Aeterna to the other in certain circumstances if the Transaction is not completed or if the Arrangement Agreement is terminated by either Aeterna or Ceapro to accept a superior proposal; directors and officers of Aeterna and Ceapro may have interests in the Transaction that may be different from those of Aeterna and Ceapro shareholders generally; the focus of both management’s time and attention on the Transaction may detract from other aspects of their respective businesses; the tax treatment of the Transaction may be subject to uncertainties; risks relating to the retention of key personnel during the interim period; the ability to realize synergies and cost savings at the times, and to the extent anticipated; the potential impact on research and development activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; Aeterna’s and Ceapro’s economic model and liquidity risks; technology risks; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; legal or regulatory developments and changes; the impact of foreign exchange rates; pricing pressures; and local and global political and economic conditions.

Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including Aeterna’s and Ceapro’s respective management perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Aeterna and Ceapro consider these assumptions to be reasonable based on all currently available information but caution the reader that these assumptions regarding future events, many of which are beyond their control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Aeterna and Ceapro and their businesses.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Aeterna’s and Ceapro’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see Aeterna’s Annual Report on Form 20-F and MD&A filed under Aeterna’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and Ceapro’s MD&A filed under Ceapro’s profile on SEDAR+ at www.sedarplus.ca, as well as Aeterna’s and Ceapro’s other filings with the Canadian securities regulators and the Securities and Exchange Commission. Other than as required by law, Aeterna and Ceapro do not intend, and do not assume any obligation to, update these forward-looking statements.

For Further Information

Ceapro Contact:

Jenene Thomas

JTC Team, LLC

czo@jtcir.com

+1 (833) 475-8247

Ceapro Proxy Solicitor Contact:

Ceapro shareholders with questions about the information contained in this press release in connection with the upcoming Ceapro shareholder meeting, please contact Ceapro’s proxy solicitation agent and strategic shareholder advisor, Morrow Sodali, at (203) 658-9400 (for banks and brokers) and at (800) 662-5200 (for shareholders) or by email at ceapro@investor.morrowsodali.com.

Aeterna Investor Contact:

Aeterna, Investor Relations

AZinfo@aezsinc.com

+1 843-900-3223

Aeterna Media Contact:

Joel Shaffer

FGS Longview

joel.shaffer@fgslongview.com

416-670-6468

Aeterna Proxy Solicitor Contact:

Aeterna shareholders with questions about the information contained in this press release in connection with the upcoming Aeterna shareholder meeting, please contact Aeterna’s proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-866-581-1513 (toll-free in North America), or outside North America by calling collect or texting at 416-623-2513 or by email at contactus@kingsdaleadvisors.com.